

January 11, 2023

Wai Hong Lao
Chief Executive Officer and Director
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Galaxy Payroll Group Ltd**
> **Registration Statement on Form F-1**
> **Filed December 28, 2022**
> **File No. 333-269043**

Dear Wai Hong Lao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed December 28, 2022

Cover Page

1.   We note your disclosure on the resale prospectus cover page that "[t]he closing of this offering is conditioned upon Nasdaq's final approval of our listing application." Please revise your public offering prospectus cover page to also clarify whether the public offering, in addition to the resale offering, is conditioned on Nasdaq's approval of your listing.

Exhibit Index, page II-5

2.   We note your response to comment 3 that "Paragraphs 3.3 and 3.4 of the exhibit 5.1 referred to the section entitled "Enforceability of Civil Liabilities" and the section entitled

"Taxation"," but we note that counsel does not consent to the inclusion of its name in such sections of the registration statement. Please revise paragraph 5.1 of exhibit 5.1, which appears to be limited to use of counsel's name under the caption "Legal Matters." Please refer to Section IV Staff Legal Bulletin No. 19, Section 7 of the Securities Act and Rule 436 of the Securities Act.

General

3. We note your disclosure on the public offering prospectus cover page that "[t]he Selling Shareholder will sell its Ordinary Shares at a fixed price equal to the initial public offering price in this offering," but your disclosure in the Selling Shareholder Plan of Distribution section states that "sales may be at fixed or negotiated prices." Please revise to reconcile such disclosure and clarify the pricing on your resale prospectus cover page. Please revise as appropriate to also clarify whether such resale offering will be concurrent with your public offering and whether the selling shareholder plans to sell its shares prior to or after the closing of the public offering, as we note your risk factor disclosure on page 38 indicates that the selling shareholder may resell their shares in the public market during your public offering. Refer to Item 501(b)(3) of Regulation S-K.

4. We note your disclosure on page 14 that "[w]e, our directors and executive officers, shareholders of 5% or more of our ordinary shares have agreed with the underwriter not to sell, transfer or dispose of any Ordinary Shares or similar securities for a period of [] days after the date of this prospectus, subject to certain exceptions." We also note that it appears that your selling shareholder, Lucky Partner Enterprises Limited, would be subject to such lock-up provision, as your disclosure on page 125 states that such selling shareholder beneficially owns 6% of your shares prior to this offering. Please revise to reconcile such disclosure.

5. We note your disclosure on page 125 that includes the selling shareholder in your public offering prospectus, as well as your disclosure on page 148 that the underwriter contemplates purchasing a certain number of shares from the selling shareholder. However, your disclosure on page Alt-1 indicates that the selling shareholder plans to offer all 960,000 of its ordinary shares pursuant to the resale prospectus, which does not appear to be an underwritten offering. Please revise throughout the registration statement as appropriate to clarify whether the selling shareholder plans to participate in the underwritten offering. Also clarify which prospectus you are referring to in your disclosure on page Alt-2 of the resale prospectus where you refer to "this prospectus and the Resale Prospectus."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.